UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FLIR SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3% Senior Convertible Notes Due 2023

(Title of Class of Securities)

302445 AA 9

302445 AB 7

(CUSIP Number of Class of Securities)

William W. Davis

Senior Vice President,

General Counsel and Secretary

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

Telephone: (503) 498-3547

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry A. Barden

Kevin F. Blatchford

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$191,419,000	$7,522.77

*	Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 3% Senior Convertible Notes Due 2023 (the “notes”), this valuation is based on the book value of the securities to be received by FLIR Systems, Inc. (“FLIR”) and assumes the exchange of all $191,419,000 aggregate principal amount of the notes currently outstanding, for cash and shares of common stock of FLIR, par value $0.01 per share (and the accompanying preferred stock purchase rights).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,522.77	Filing Party: FLIR Systems, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: February 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by FLIR Systems, Inc., an Oregon corporation (“FLIR”), on February 5, 2009, as amended by Amendment No. 1 filed on February 27, 2009, in connection with an offer (the “offer”) by FLIR to exchange any and all of its 3% Senior Convertible Notes Due 2023 (the “notes”) for $20.00 in cash and 90.1224 shares of FLIR’s common stock, par value $0.01 per share (the “common stock”) (including the accompanying preferred stock purchase rights) per note.

The offer was made upon the terms and subject to the conditions described in the offer to exchange, dated February 5, 2009 (the “offer to exchange”), and the accompanying letter of transmittal. The offer to exchange and the accompanying letter of transmittal were filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The information in the offer to exchange, including all schedules and annexes thereto, and the accompanying letter of transmittal, is hereby incorporated by reference into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 2 is the final amendment to the Schedule TO and is filed in satisfaction of the reporting requirements of Rules 13e-4(c)(4) and 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The offer expired at 5:00 p.m, New York City time, on Monday, March 9, 2009, (the “Expiration Date”). On March 10, 2009, FLIR announced that $99,870,000 principal amount of notes, representing approximately 52.2% of the aggregate principal amount of notes outstanding prior to the offer, were validly tendered in the offer and not withdrawn as of the Expiration Date.

FLIR has accepted all such notes for exchange, and the settlement and exchange of cash and shares of common stock for such validly tendered and accepted notes will be made promptly. Following settlement of the offer, approximately $91,549,000 principal amount of notes will remain outstanding.

FLIR’s press release announcing the expiration and results of the offer is filed herewith as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended by adding the following:

(c)	On March 10, 2009, FLIR issued a press release announcing the expiration and results of the offer. A copy of the press release is filed as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)*	Offer to Exchange, dated February 5, 2009.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to DTC Participants

(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees

(a)(5)(A)	Press Release, dated February 5, 2009, incorporated by reference to Exhibit 99.2 to the issuer’s Current Report on Form 8-K filed with the SEC on February 5, 2009

(a)(5)(B)	Press Release, dated March 10, 2009

(d)(1)	Purchase Agreement among FLIR Systems, Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC dated June 6, 2003, filed as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(2)	Indenture, dated June 11, 2003 between FLIR Systems, Inc. and J.P. Morgan Trust Company, National Association, filed as Exhibit 4.1 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(3)	Resale Registration Rights Agreement, dated June 11, 2003 among FLIR Systems, Inc., J.P. Morgan Securities, Inc. and Banc of America Securities LLC, filed as Exhibit 4.5 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(4)	Form of $175,000,000 3.0% Senior Convertible Note due 2023 dated June 11, 2003, filed as Exhibit 4.3 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(5)	Form of $35,000,000 3.0% Senior Convertible Note due 2023 dated June 17, 2003, filed as Exhibit 4.4 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

*	Previously filed on Schedule TO on February 5, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2009	FLIR SYSTEMS, INC.

	By:	/s/ Anthony L. Trunzo
	Name:	Anthony L. Trunzo
	Title:	Sr. Vice President, Corporate Strategy and Development